UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CG Oncology, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

156944100

(CUSIP Number)

January 29, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156944100
1.	Names of Reporting Persons Decheng Capital Global Life Sciences Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,558,810 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,558,810 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,558,810 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Decheng Capital Global Life Sciences Fund IV, L.P. (“Fund IV”), Decheng Capital Management IV (Cayman), LLC (“GP IV”), Decheng Capital Global Healthcare Fund (Master), LP (“Healthcare”), Decheng Capital Global Healthcare GP, LLC (“Healthcare GP”) and Xiangmin Cui (“Dr. Cui” and, with Decheng IV Fund, GP IV, Healthcare and Healthcare GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 4,558,810 shares of the Issuer’s Common Stock held directly by Fund IV. GP IV is the general partner of Fund IV and Dr. Cui is the sole manager of GP IV. Fund IV, GP IV and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Fund IV.

(3)	This calculation is based on 66,482,511 shares of Common Stock outstanding as of January 29, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated January 24, 2024 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2024 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 156944100
1.	Names of Reporting Persons Decheng Capital Management IV (Cayman), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,558,810 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,558,810 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,558,810 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 4,558,810 shares of the Issuer’s Common Stock held directly by Fund IV. GP IV is the general partner of Fund IV and Dr. Cui is the sole manager of GP IV. Fund IV, GP IV and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Fund IV.

(3)	This calculation is based on 66,482,511 shares of Common Stock outstanding as of January 29, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC on January 25, 2024 pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 156944100
1.	Names of Reporting Persons Decheng Capital Global Healthcare Fund (Master), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 500,000 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 500,000 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 500,000 shares of the Issuer’s Common Stock held directly by Healthcare. Healthcare GP is the general partner of Healthcare and Dr. Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(3)	This calculation is based on 66,482,511 shares of Common Stock outstanding as of January 29, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC on January 25, 2024 pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 156944100
1.	Names of Reporting Persons Decheng Capital Global Healthcare GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 500,000 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 500,000 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 500,000 shares of the Issuer’s Common Stock held directly by Healthcare. Healthcare GP is the general partner of Healthcare and Dr. Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(3)	This calculation is based on 66,482,511 shares of Common Stock outstanding as of January 29, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC on January 25, 2024 pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 156944100
1.	Names of Reporting Persons Xiangmin Cui
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,058,810 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,058,810 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,058,810 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 4,558,810 shares of the Issuer’s Common Stock held directly by Fund IV; and (ii) 500,000 shares of the Issuer’s Common Stock held directly by Healthcare. GP IV is the general partner of Fund IV and Dr. Cui is the sole manager of the GP IV. Fund IV, GP IV and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Fund IV. Healthcare GP is the general partner of Healthcare and Dr. Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(3)	This calculation is based on 66,482,511 shares of Common Stock outstanding as of January 29, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC on January 25, 2024 pursuant to Rule 424(b)(4) of the Securities Act.

Item 1.
(a)	Name of Issuer CG Oncology, Inc.

(b)	Address of Issuer’s Principal Executive Offices 400 Spectrum Center Drive, Suite 2040 Irvine, CA 92618

Item 2.
(a)

Name of Person Filing

Decheng Capital Global Life Sciences Fund IV, L.P. (“Fund IV”)
Decheng Capital Management IV (Cayman), LLC (“GP IV”)
Decheng Capital Global Healthcare Fund (Master), LP (“Healthcare”)

Decheng Capital Global Healthcare GP, LLC (“Healthcare GP”)

Xiangmin Cui (“Dr. Cui”)

(b)	Address of Principal Business Office or, if none, Residence No. 6, 1006 Huashan Road Shanghai 200050, China

(c)	Citizenship
	Entities:	Fund IV	-	Cayman Islands
		GP IV	-	Cayman Islands
		Healthcare	-	Cayman Islands
		Healthcare GP	-	Cayman Islands

	Individuals:	Dr. Cui	-	United States

	(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)

	(e)	CUSIP Number 156944100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of February 8, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Fund IV (1)	4,558,810		4,558,810		4,558,810	4,558,810	6.9%
GP IV (1)			4,558,810		4,558,810	4,558,810	6.9%
Healthcare (2)	500,000		500,000		500,000	500,000	0.8%
Healthcare GP (2)			500,000		500,000	500,000	0.8%
Dr. Cui (1) (2)			5,058,810		5,058,810	5,058,810	7.6%

(1)	Includes 4,558,810 shares of the Issuer’s Common Stock held directly by Fund IV. GP IV is the general partner of Fund IV and Dr. Cui is the sole manager of GP IV. Fund IV, GP IV and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Fund IV.

(2)	Includes of 500,000 shares of the Issuer’s Common Stock held directly by Healthcare. Healthcare GP is the general partner of Healthcare and Dr. Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(3)	This calculation is based on 66,482,511 shares of Common Stock outstanding as of January 29, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC on January 25, 2024 pursuant to Rule 424(b)(4) of the Securities Act.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

Decheng Capital Global Life Sciences Fund IV, L.P.

By its General Partner
Decheng Capital Management IV (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management IV (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Global Healthcare Fund (Master), LP

By its General Partner
Decheng Capital Global Healthcare GP, LLC

By its Manager
Decheng Capital SV LLC

By its Manager
Decheng Capital LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Global Healthcare GP, LLC

By its Manager
Decheng Capital SV LLC

By its Manager
Decheng Capital LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

/s/ Xiangmin Cui

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of CG Oncology, Inc. is filed on behalf of each of us.

Dated: February 8, 2024

Decheng Capital Global Life Sciences Fund IV, L.P.

By its General Partner
Decheng Capital Management IV (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management IV (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Global Healthcare Fund (Master), LP

By its General Partner
Decheng Capital Global Healthcare GP, LLC

By its Manager
Decheng Capital SV LLC

By its Manager
Decheng Capital LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Global Healthcare GP, LLC

By its Manager
Decheng Capital SV LLC

By its Manager
Decheng Capital LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

/s/ Xiangmin Cui